UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 5)1

Specialty Underwriters’ Alliance, Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

84751T309
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 5, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 84751T309

1	NAME OF REPORTING PERSON Hallmark Financial Services, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,429,615
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,429,615
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,429,615
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON IC, CO

CUSIP NO. 84751T309

1	NAME OF REPORTING PERSON Mark E. Schwarz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,429,615
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,429,615
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,429,615
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 84751T309

1	NAME OF REPORTING PERSON American Hallmark Insurance Company of Texas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,308,615
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,308,615
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,308,615
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON IC, CO

CUSIP NO. 84751T309

1	NAME OF REPORTING PERSON Hallmark Specialty Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 100,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON IC, CO

CUSIP NO. 84751T309

1	NAME OF REPORTING PERSON C. Gregory Peters
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 84751T309

1	NAME OF REPORTING PERSON Mark E. Pape
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 84751T309

1	NAME OF REPORTING PERSON Robert M. Fishman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 84751T309

The following constitutes Amendment No. 5 (“Amendment No. 5”) to the Schedule 13D filed by the undersigned.  This Amendment No. 5 amends the Schedule 13D as specifically set forth.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

On June 5, 2009, the Issuer announced the certified stockholder vote results of the 2009 Annual Meeting of Stockholders held on May 5, 2009 (the “Annual Meeting”), confirming the election of six of the director nominees of the Issuer’s Board (the “Board”) and the Issuer’s Agreement with Hallmark with respect to the seventh seat, as discussed in further detail in Item 4.  Accordingly, Messrs. Peters, Pape and Fishman are no longer members of the Section 13(d) group and will cease to be Reporting Persons immediately after the filing of this statement.  The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer, to the extent required by applicable law.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On June 5, 2009, the Issuer, Peter E. Jokiel, Hallmark, AHIC, HSIC, Mark E. Schwarz, C. Gregory Peters, Mark E. Pape and Robert M. Fishman entered into an Agreement among the parties (the “Agreement”).  Pursuant to the terms of the Agreement, the parties agreed to, among other things, the following:

•
As soon as practicable following the execution of the Agreement, but (subject to the availability of Robert M. Fishman and Mark E. Pape (together, the “Designated Hallmark Nominees”)) not later than fourteen (14) days following execution of the Agreement, the members of the Nominating and Corporate Governance Committee of the Board (the “Committee”) will meet separately with each of the Designated Hallmark Nominees to ascertain such nominee’s qualifications.  After members of the Committee have met with each of the Designated Hallmark Nominees, the Committee will separately convene to evaluate each of the Designated Hallmark Nominees, in accordance with the Committee’s usual processes and procedures with respect to evaluating nominees.

•
The Committee will recommend to the Board that one of the Designated Hallmark Nominees be appointed to the Board unless the Committee reasonably determines that each of the Designated Hallmark Nominees is not qualified to serve as a member of the Board and, after consulting with the Issuer’s outside counsel, the Committee in good faith concludes that none of the Designated Hallmark Nominees could be so appointed without the Board members violating their fiduciary duties as directors of the Issuer.

CUSIP NO. 84751T309

•
After the Committee has made such recommendation and simultaneously with the Board taking action to appoint such one Designated Hallmark Nominee (the “Appointed Director”) to the Board (the “Appointment Time”), Peter E. Jokiel will resign in writing from his position as a director of the Issuer, effective as of the Appointment Time, and the Designated Hallmark Nominee recommended by the Committee will be appointed by the Board to fill the vacancy created by such resignation.  Such recommendation by the Committee and appointment by the Board will occur as soon as reasonably practicable following the date of the Agreement, but in no event later than July 5, 2009.

•
In the event that the Director of the Illinois Division of Insurance (the “Director of Insurance”) determines that the Appointed Director does not meet the character and experience standards for directors set forth in the Illinois Insurance Code (the “Code”) and orders the removal of the Appointed Director in accordance with the procedures set forth in the Code, the Committee will recommend, as soon as reasonably practicable, to the Board that the remaining Designated Hallmark Nominee be appointed to replace the Appointed Director on the same terms and subject to the same conditions applicable to the Appointed Director set forth above.  After the Committee has made such recommendation and simultaneously with the Board taking action to appoint such Designated Hallmark Nominee to the Board, the Appointed Director will resign in writing from his position as a director of the Issuer effective immediately.

•
Effective as of the Appointment Time, the parties agreed, on behalf of themselves and their respective affiliates, to release each other from any claims relating to, connected with, or arising out of the Annual Meeting.  The parties also agreed to refrain from pursuing any such claims during the interview and appointment process discussed above.

The foregoing description of the Agreement is not complete and is qualified in its entirety by reference to its full text.  A copy of the Agreement is filed as exhibit 99.1 hereto and is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On June 5, 2009, the Issuer, Peter E. Jokiel, Hallmark, AHIC, HSIC, Mark E. Schwarz, C. Gregory Peters, Mark E. Pape and Robert M. Fishman entered into the Agreement as discussed in further detail in Item 4.

CUSIP NO. 84751T309

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1
Agreement by and among Specialty Underwriters’ Alliance, Inc., Peter E. Jokiel, Hallmark Financial Services, Inc., American Hallmark Insurance Company of Texas, Hallmark Specialty Insurance Company, Mark E. Schwarz, C. Gregory Peters, Mark E. Pape and Robert M. Fishman, dated June 5, 2009.

CUSIP NO. 84751T309

SIGNATURES

After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2009	Hallmark Financial Services, Inc.

	By:	/s/ Mark E. Schwarz
	Name:	Mark E. Schwarz
	Title:	Executive Chairman

American Hallmark Insurance Company of Texas

By:	/s/ Mark E. Schwarz
Name:	Mark E. Schwarz
Title:	Director

Hallmark Specialty Insurance Company

By:	/s/ Mark E. Schwarz
Name:	Mark E. Schwarz
Title:	Director

By:	/s/ Mark E. Schwarz
Name:	Mark E. Schwarz

By:	/s/ C. Gregory Peters
Name:	C. Gregory Peters

By:	/s/ Mark E. Pape
Name:	Mark E. Pape

By:	/s/ Robert M. Fishman
Name:	Robert M. Fishman